
05008151

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Option N.V.

*CURRENT ADDRESS Kolonel Begaultlaan 45
3012 Leuven, Belgium

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

FILE NO. 82- 34875 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/05

2003 Annual Report

(Original English)

RECEIVED
2005 MAY -6 A 8:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
12-31-03

82-34875

82-34875

RECEIVED
2005 MAY -6 A 8:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-03

OPTION'S ANNUAL REPORT 2003


OPTION
WIRELESS TECHNOLOGY

// OUR MISSION IS TO BE EXCELLENT IN
THE DESIGN, DEVELOPMENT, MANUFACTURE
AND MARKETING OF INNOVATIVE BROADBAND
WIRELESS SOLUTIONS FOR GLOBAL MARKETS
ENABLING ANYWHERE, ANYTIME ACCESS
FOR THE MOBILE PROFESSIONAL //

CONTENTS

FINANCIAL HIGHLIGHTS (US GAAP)

AT DECEMBER 31, 2003 - 2002 - 2001 (AUDITED AND CONSOLIDATED)

in Thousands EUR, Except Per Share Amounts

	2003	2002	2001
Turnover	56 639,9	25 626,4	22 108,0
Gross Profit	27 710,9	10 568,2	4 581,3
Gross Margin	48,9%	41,2%	20,7%
EBITDA [1]	9 226,8	-5 112,5	-11 179,3
EBIT [1]	6 893,9	-7 747,2	-12 789,4
EBIT- margin	12,2%	-30,2%	-57,8%
Net Result after tax	5 579,9	-7 071,4	-9 640,1
Total assets	32 782,3	25 209,7	30 023,5
Working Capital	14 694,4	9 709,1	16 170,0
Long - term debt and capital leases	399,2	0,0	11,8
Subordinated long-term debt	221,7	6 330,9	6 330,9
Shareholders' equity	19 150,0	7 268,7	12 233,9
Semi - Equity	19 371,7	13 599,6	18 564,8
Weighted average shares outstanding	8 221 906	7 959 256	6 590 615
Total number of shares outstanding	9 285 231	8 218 985	7 607 365
Net Result after Tax Per Basic Share	0,68	-0,89	-1,46
Net Result after Tax Per Diluted Share	0,59	-0,76	
Dividends (in EUR)	0,0	0,0	0,0

[1] Reclass of 2002 cost of closure Cambridge Research & Development from extraordinary charges to R&D cost

See Notes to Consolidated Financial Statements

TURNOVER GROWTH
In Thousands EUR


60 000
55 000
50 000
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
2001
2002
2003

EBITDA
In Thousands EUR


10 000
8 000
6 000
4 000
2 000
0
-2 000
-4 000
-6 000
-8 000
-10 000
-12 000
-14 000
2001
2002
2003

EBIT
In Thousands EUR


10 000
8 000
6 000
4 000
2 000
0
-2 000
-4 000
-6 000
-8 000
-10 000
-12 000
-14 000
2001
2002
2003

NET RESULT [BASIC]
Per Share in EUR


0.80
0.60
0.40
0.20
0
-0.20
-0.40
-0.60
-0.80
-1.00
-1.20
-1.40
-1.60
2001
2002
2003

DELIVERING RESULTS

Option's strategy of building strong relationships with major international operator groups reaped significant rewards during 2003 as the market for corporate mobile data services finally took-off. Option is now in a strong position to benefit as GSM operators offer their corporate customers higher speed data services based on new 3G networks.

2003

February GlobeTrotter GPRS PC Card awarded Microsoft Certification
Option demonstrates video streaming at the 3GSM World Congress in Cannes using its GlobeTrotter 3G UMTS PC card

May The Belgian Minister of Telecommunications inspects Option's GPRS and 3G capabilities during a visit to Leuven

July Grant of EUR 0,4 million awarded to Option by IWT in recognition of its achievements in furthering the seamless integration of GPRS, 3G and WiFi networks. IWT, the Instituut voor de Aanmoediging van Innovatie door Wetenschap en Technologie in Vlaanderen, is a regional public institute promoting technological innovation in Flanders

August Option shares listed on the First Market of Euronext Brussels under the trading symbol "OPTI"

September Option admitted to the NextEconomy segment of Euronext market

October Option announces development of customized high-speed data card based on QUALCOMM chipsets for global deployment by Vodafone, the world's leading mobile communications company
Option unveils GlobeTrotter Combo Card at ITU Telecom World, Geneva

November Option awarded "The Innovation Prize 2003" by the Belgian-Luxembourg Chamber of Commerce in Great Britain for its contribution to the acceptance of wireless data communication in the UK

December T-Mobile selects Option's GlobeTrotter Combo Card to extend its range of mobile data services for the German market
New shares issued as a result of the conversion of the subordinated bonds dated 16 July 2001. Capital increased by EUR 629 085 to a total of EUR 5 510 082,34 (Belgian GAAP). Outstanding share increased by 1 066 246 to 9 285 231.

2004

February Vodafone's Mobile Connect Card wins Best Mobile Application - Corporate Market at the "2004 GSM Association Awards"

CHAIRMAN'S STATEMENT

It is with great pleasure that I can report that our company achieved a record annual revenues and profits for the fiscal year 2003.

Demand for mobile office data products took-off in 2003 following launches across multiple national markets of GPRS-based PC Cards and end-to-end corporate connectivity solutions by several of the leading operator groups. Through its partnerships with market leaders such as Vodafone Group, T-Mobile International, China Mobile, SFR and Bouygues Telecom, Option has played a significant role in the creation of this market and has been the major beneficiary of its growth.

Losses and negative cash flow generated by the sustained investment in GPRS prior to 2003 have been transformed by the year's record shipments. Vodafone alone reported sales of 167 000 units. During 2003, Option has become profitable and cash generative.

A second trend that Option identified early has been the emergence of WiFi. The subject of massive media interest, and portrayed by some observers as a threat to GPRS and 3G revenues, WiFi was initially regarded with suspicion by many mobile operators. However, several operators including T-Mobile, now see WiFi as a complement to GPRS and 3G.

With the launch of its first Combo Card in October 2003, Option was one of the first companies to offer a single PC Card incorporating both GPRS and WiFi. Several developments are underway that will maintain and even extend Option's leadership in this market segment: combined data cards are of great interest to corporate IT departments who place high priority on reducing the number of products they are required to support.

Option also made significant advances in the development of 3G data cards during 2003. Building on its success with the GlobeTrotter GPRS PC Card packaged as the Mobile Connect Card by Vodafone, the world's largest international mobile operator asked Option to develop a 3G PC Card. Based on Qualcomm chipsets and delivered four months early, the 3G PC Card forms the basis of Vodafone's 3G launches in seven countries during the Spring of 2004.

With the mobile data concept proved in 2,5G, awareness and interest is set to grow further as 3G delivers faster speeds and an improved user experience. The data card market will be thrown into sharper focus by the continuing lack of 3G handsets for the mass market.

According to a recent study by Allied Business Intelligence Inc, Option's share of the cellular PC Card modem market (across all mobile technologies) was 24% in 2003. Our own market analysis indicates that in the European GSM/GPRS arena, our market share reached over 70%.



Encompassing 2.5G, 3G and WiFi, Option's product line now provides a platform for sustainable growth. With EDGE and quad-band products being added to the portfolio, our company will also have the opportunity to enter the American market with its massive installed base of laptop PCs.

2003 was also a significant year for our shareholders. With the transfer from Nasdaq Europe to the Euronext market in August, a significantly more liquid market has been created in our shares. Admission to the NextEconomy segment of Euronext in September was a welcome recognition of Option's continuous quotation and the quality of its corporate governance, financial reporting and communication with the investment community.

With our sound and sustainable business plan combined with our strong position in a specialist niche enjoying good growth, I look forward to reporting on the continued progress of our company.

Jan Callewaert
Chairman

MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS

A recurring theme to Option's success during 2003 has been its ability to create partnerships with operators who have developed focused strategies for addressing the mobile data market.

Vodafone has probably been the prime mover in delivering corporate communications solutions over GPRS. They are now adopting the same approach with the introduction of higher-speed data cards based on 3G. T-Mobile International has led the field in developing a corporate strategy incorporating WiFi.

Option has combined expertise in radio design and manufacturing across all these technologies with skills in the development of user-friendly software to meet each operator's specific, and often demanding requirements. The final ingredient in Option's recipe for success is the ability to package the resulting products for distribution across multiple markets in a variety of languages.

GPRS MARKET

GPRS enables users to receive data at speeds of up to 60 kbps and is the first technology capable of providing true wireless access to the internet. The "always connected, always on" characteristics of GPRS, where the user is only charged for the amount of data transmitted, rather than for the time connected, lends itself to real time remote connectivity and is ideal for the synchronization of mobile devices with corporate networks and centralized databases.

GPRS became widely available during 2002 after the need for more inter-operability testing delayed many service launches from 2001. There were more than 197 GPRS networks in service by the end of 2003 and a further 31 under construction. GPRS services became increasingly available to international travelers during 2003 as roaming agreements were established between operators in different countries.

The GlobeTrotter GPRS PC Card was launched in May 2002 and Vodafone adopted the Option product as its Mobile Connect Card the following November. From the outset, Vodafone persued a group strategy with the objective of delivering a consistent customer experience to all its customers. For those customers who need to remain connected when traveling abroad, Vodafone also implemented a flat-rate GPRS data tariff across all its operations.

Option developed the entire Mobile Connect Card package for Vodafone, including the hardware, software "dashboard" user interface, security features exploiting GSM's powerful SIM-based customer authentication, and customized packaging for each of the six language versions.

This group approach to mobile data has been rewarded with 167 000 connections. The card is currently available to Vodafone customers in Australia, Egypt, France, Germany, Greece, Hungary, Ireland, Italy, Malta, the Netherlands, New Zealand, Portugal, Spain, Sweden and the UK.

The pioneering role of the Vodafone Mobile Connect Card in stimulating the corporate mobile data market was recognised in the 2004 GSM Association Awards in which it won the award for Best Mobile Application – Business Market. The judging panel commented: "This product has changed the mentality of mobile. With simple installation, consistency of user experience and office environment, and excellent customer care, the Vodafone Mobile Connect Card has established the mobility usage model."

Option GlobeTrotter GPRS/GSM PC Card



Vodafone Mobile Connect Card





T-Mobile GPRS PC Card





Vodafone Mobile Connect 3G/GPRS datacard

3G

The protracted delays in the launch of 3G around Europe have been widely reported. Although these delays significantly increase the scale of the opportunity for GPRS PC Cards, Option has deliberately focused on remaining at the leading edge of 3G data card development.

Option's 3G PC Card experience dates back to early 2002 when it started the development of a dual-mode, 3G/GPRS PC Card for the 1900 and 2100 MHz spectrum bands.

In October 2003, Option added Qualcomm's MSM6200 'Mobile Station Modem' chipset and system software to its 3G portfolio for incorporation in future dual-mode 3G wireless PC cards. Shortly afterwards, Vodafone entered into a major development agreement with Option for an exclusive 3G Mobile Connect Card based on the M2M6200 chipset.

Originally scheduled for delivery at the end of February 2004, Option's track record in design and manufacturing enabled the Company to deliver trial products four months ahead of schedule. In early 2004, business user trials commenced and in February, Vodafone announced that 3G PC Cards would be the first commercially available products as it launched 3G in its first seven European markets.

Since the Vodafone announcement, several other operators have announced their intention to launch 3G PC Cards before conventional mobile handsets, thereby further raising awareness of the benefits of mobile data. Conventional 3G handset supply remains constrained, and with more than 60 operators keen to start generating revenues from their 3G investments by the end of the year, Option has a great window of opportunity for early sales of 3G PC Cards.

As the Vodafone-exclusive product is prepared for its full market launch, around the end of Q1 2004, the feasibility of developing a second 3G card variant based on an alternative Qualcomm chipset for wider distribution is being assessed.



Option GlobeTrotter COMBO WLAN/GPRS/GSM PC Card

WIFI

Demand for wireless LAN – popularly known as WiFi – connectivity continues to grow rapidly, fuelled in part by a $300 million dollar global marketing campaign by microprocessor manufacturer Intel for its WiFi-optimised Centrino chipsets.

WiFi based on the 802.11x standards offer data rates of up to 11 Mbps and are increasingly being exploited as a means of offering high-speed connectivity to PC and PDA users at "hot-spots" such as airports, railway stations, hotels, coffee shops and even fast-food restaurants.

To meet the needs of business PC users who want to use WiFi in the office or at a hot-spot and remain connected via GPRS or 3G while on the move, Option announced GlobeTrotter Combo Card at the ITU Telecom World conference and exhibition in Geneva in October 2003.

WiFi has been regarded with suspicion by some mobile operators. However, GSM has a number of attributes which makes it very attractive to WiFi hotspot operators who are keen to attract customers to generate traffic and revenues. GSM has the ability to authenticate customers and bill them. It also has an established roaming culture and an existing global customer base of more than one billion users. The GSM Association, the global trade association for mobile operators, has already developed roaming protocols, including one based on GSM's secure SIM authentication, to enable mobile users to roam onto hotspots with charges being billed to the mobile account. Option's GlobeTrotter Combo Card developments are well placed to exploit this opportunity.

The first Combo card combines WiFi 802.11b and tri-band GPRS/GSM technologies – making it marketable in Europe, Asia and the US – in the same form factor as the original GlobeTrotter GPRS PC Card. As with GlobeTrotter, it can be customized so that it can be marketed either by mobile operators or IT manufacturers.

T-Mobile, with mobile operations in several European countries and the US and a growing portfolio of WiFi hotspots, has selected the GlobeTrotter Combo card to extend the range of mobile data services offered in its German market. At the GSM World Congress in Cannes in February 2004, the German-based international group announced an integrated wireless broadband strategy incorporating GPRS, 3G and WiFi.

Option is already working on an enhanced Combo PC Card combining 3G with WiFi 802.11g which is capable of carrying data at up to 54 Mbps.

EDGE

EDGE is an enhancement to GPRS, allowing operators to offer higher-speed data services to their customers within their existing spectrum allocations. With data rates of up to 384 kbps, EDGE is attracting the interest of two types of operator.

Those operators with no immediate prospect of securing additional 3G spectrum, particularly in the US where 3G licensing is not expected for several years, are moving to EDGE to offer higher speeds and the richer content-based services available with 3G.

Some 3G operators are planning to deploy EDGE in rural and sub-urban areas to reduce the perceive performance gap between 3G and GPRS.

In total, some 70 operators worldwide have so far expressed interest in deploying EDGE.

To address this need, Option is assessing the potential demand for a quad-band platform incorporating GPRS and EDGE which could be distributed through GSM operators worldwide.

RESEARCH, DEVELOPMENT AND MANUFACTURING

Product development and project management remain Option's core strengths and have been centralized at Option's headquarters at Leuven in Belgium since the completion of the closure of the Cambridge hardware research center in mid 2003.

The most notable achievement of the R&D team in 2003 was the early delivery, by some four months, of the 3G Mobile Connect Card for Vodafone. The contribution of the team to the seamless integration of GPRS, 3G and WiFi networks was also acknowledged by the award of a EUR 0,4 million R&D grant by the 'Instituut voor de Aanmoediging van Innovatie door Wetenshap en Technologie in Vlaanderen', a regional public institute for stimulating technological innovation in Flanders.

During a visit to Leuven in May 2003, the Belgian Minister of Telecommunications said, "Option is a prime example of a dynamic Belgian high tech company with a mix of innovation, technological skills and flexibility."

The outsourced manufacturing relationship with Jabil Circuit continues to mature and prosper, significantly reducing Option's working capital requirements and reducing costs through the leveraging of Jabil's supply chain scalability and procurement strengths.

As opportunities in the wireless data card market continue to expand, an ongoing dialogue is underway with Jabil to ensure additional manufacturing capacity can be deployed quickly in response to growing demand.

SALES & MARKETING

As shipment volumes have increased through operator partners, the Sales and Marketing department continues to hone its skills in working closely with partners to customize and package products to meet their specific requirements. The Vodafone Mobile Connect Card is a classic example of how Option delivers products to twenty-three countries in six language versions. Customisation applies not only to the physical packaging but also to the Dashboard user-interface software.

The accomplishments of the department were recognized in November when Option was awarded the Innovation Prize 2003 by the Belgian-Luxembourg Chamber of Commerce in Great Britain for its "outstanding innovation in product promotion, niche marketing and market development in the UK."

MANAGEMENT DISCUSSION

SOCIAL REPORT

EMPLOYEES

On 31st December 2003 there were 157 full time employees in the Option Group supported by an additional 17 contractors. This compares with 153 full time employees in the previous year.

EXECUTIVE OFFICERS

Jan Callewaert (47), Founder and CEO Prior to founding Option in 1986, Jan Callewaert gained IT experience with BULL and later with Ericsson where he worked on office automation systems, integrating modems, data networks, fibre optics and videotext. Jan is a qualified Commercial and Managerial Engineer in Management Informatics and has a Baccalaureat in Philosophy from the University of Leuven. A regular speaker on mobile computing at industry conferences, Jan is a recognized figure in the mobile data communication industry.

Frederic Convent (41), Chief Financial Officer & General Counsel Frederic Convent was Vice President, CFO and Corporate Secretary of Xeikon until January 2001 where he was responsible for the accounting and financial departments of the Belgian headquarters and the five foreign subsidiaries of this manufacturer of digital printing systems. More recently, he provided investor relations advice to a number of stock market-listed companies. He holds a law degree from the University of Leuven and an MBA from Vlerick University, Ghent.

Bart Goedseels (36), Vice President Operations Bart Goedseels, graduated from the Law School of the University of Leuven, joined Option in 2001 to assume the newly created position of Vice President of Operations. In this position, he will receive operational authority over the Company's departments for project management, purchasing, engineering and manufacturing. Over the past eight years, Bart was working for Leisureplanet (UK), and has been its COO over the past two years. He organised and supervised the Company's general structure with project-driven and globally spread activities.

Douglas Ros (51), Vice President Business Development & Marketing Educated in the UK with a Higher Diploma in Electrical & Mechanical Engineering sponsored by the Racal Decca Group, Douglas Ros joined Option in February 2000 from World Telecom Labs where he was Director of Sales and Marketing. Previously, he was Managing Director at Micro-Integration Europe and General Manager of Thorn EMI where he served for over 14 years in a variety of technical, sales, business development and management positions.

Bernard Schaballie (44), Vice President Engineering Bernard Schaballie graduated as a civil electronics engineer at the University of Leuven in 1982. He started his career at the Leuven University as a research assistant specialising in digital signal processing and silicon compilers. For the past 15 years he was employed by Telindus, where he assumed positions as development engineer, team leader and R&D director, heading a team of 60 researchers. Before joining Option he was responsible for business development of own products in Telindus, initiating alliances with major players in the industry.

Jan Vercruysse (45), Vice President Technology Jan Vercruysse holds a degree in Civil Engineering from the University of Leuven and a degree in Telecommunications Engineering from the University of Leuven. For 6 years as Project and R&D Manager he pioneered the engineering department to become a centre of excellence. Jan worked for Sparnex as HDSL Development Engineer and Team Manager. At Telindus he had won his spurs in the design of PCBs and ASICs for data products.

From left to right:
Bart Goedseels, Jan Vercruysse, Bernard Schaballie, Jan Callewaert, Frederic Convent, Douglas Ros

MANAGEMENT DISCUSSION

CORPORATE GOVERNANCE

COMPOSITION OF THE BOARD OF DIRECTORS

The articles of association stipulate that the Board of Directors is composed of a minimum of three and a maximum of eight members, who are appointed by the general shareholders meeting for a maximum period of six years. The Board of Directors has to contain at least two independent directors.

The Board of Directors is currently composed of six members (age):
Jan Callewaert (47)
Dirk Beeusaert (39)
Alex Brabers (38)
Arnoud De Meyer, *Independent director* (50)
Triakon NV, represented by Lucien De Schamphelaere (72)
Philip Vermeulen, *Independent director* (47)

Jan Callewaert, Founder and Chairman Prior to founding Option, Mr. Callewaert gained IT experience with BULL where he was product manager for the Dealer Channel. Then, with ERICSSON where he was product marketing manager for Office Automation products, he worked on the integration of hardware and software combining modems, data networks, fibre optics and video-text. Mr. Callewaert is a qualified Commercial and Managerial Engineer in Management Informatics and has a Baccalaureat in Philosophy from the University of Leuven. He has presented papers on mobile computing to industry conferences, and is a recognized figure in the mobile data communications industry. He will continue to promote the Company through regular presentations to industry groups.

Dirk Beeusaert He holds a Law Degree (University of Ghent) and a special Degree in Tax Law and Accountancy (Vlerick). After serving as a lawyer with Storme, Leroy, Van Parys & Doolaege (Ghent) and as a member of the management team of Gamma Belgium, he became in 1995 legal advisor to GIMV.

Alex Brabers He holds a Degree in Economic Science (K.U. Leuven) and followed the Bachelor's Program in Philosophy (K.U. Leuven). He first joined BACOB Bank in Brussels and was there involved in strategic planning and financial markets. As an Investment Director at GIMV (Investment Company for Flanders), which he joined in 1990, he was involved in developing different new ventures and is responsible for several venture capital investments in the ICT-sector. He is also director of various companies, mainly in the Telecommunications and information technology area (e.g. Mobistar N.V.).

Arnoud De Meyer Arnoud De Meyer is Professor of Technology Management and Associate Dean for Executive Education at INSEAD. He is also part time professor at the Vlerick School of Management at the University of Ghent. He is an electrotechnical engineer and has a Ph.D. in Business Administration. As an academic he has worked as a visiting scholar at M.I.T. (Cambridge, USA), Keio Business School (Tokyo, Japan) and Kiel University. He has published widely on International R&D Management, the interface between R&D and Manufacturing and Manufacturing Strategy. Arnoud De Meyer is currently also the Director of the INSEAD Euro Asia Centre and has extensive experience in Asia/Pacific. He has consulted with several Asian and European organizations on Technology Management and is currently board member of four entrepreneurial organizations.

Lucien De Schamphelaere *Lucien De Schamphelaere is chairman and CEO of Triakon nv. Till July 1999 he was chairman of Xeikon nv, a company that he formed in 1988. Prior to founding Xeikon he held, during a period of over 35 years, several positions in the field of process* control, instrumentation and electronic imaging at Agfa-Gevaert. From 1986 till 1993 he served as CEO of AGIF nv, Agfa-Gevaert's venture capital fund. Mr. De Schamphelaere is also a Director of Imec vzw, a Belgium-based semiconductor R&D Institute and of several Belgium-based start-up companies that are active in the high-tech field.

Philip Vermeulen Mr. Vermeulen served in various positions with Chase Manhattan Bank S.A. (Belgium), Sidel Computers Centers N.V. and IPPA Bank N.V. (Belgium). He also served as Executive Senior Investment Manager for Venture Capital with GIMV. He is a Director of various companies active in the information technology business. Since September 1, 1997, Mr. Vermeulen also acted as Director of the Fund Manager of Flanders Language Valley C.V.A. where he was appointed as Chief Executive Officer since September 1997.

AUDIT COMMITTEE

The Audit Committee of the Company is composed of the two independent directors, Philip Vermeulen and Arnoud De Meyer, and Jan Callewaert.
The Audit Committee gives guidance and controls the financial reporting of the Company. It ensures the presence of sufficient internal control mechanisms and, in co-operation with the statutory auditor of the Company, investigates questions relating to book-keeping and valuation. Reporting to the Board of Directors, the Audit Committee met four times during 2003.

RENUMERATION COMMITTEE

The Renumeration Committee is composed of the two independent directors and Dirk Beeusaert. The Renumeration Committee's role is to provide for a fair policy of renumeration for the employees and to ensure best international practices are respected when determining the remuneration and incentives of Directors and Officers. The Renumeration Committee met three times during 2003.

RENUMERATION OF DIRECTORS

The Annual General Meeting held on 31 March 1999 agreed to grant the Directors 1 1239,47 EUR per meeting of the Board and 1 1239,47 EUR per meeting of the board attended.
In 2003, the accumulated remuneration of the Directors amounted to 85 500 EUR.

STATUTORY AUDITOR

The annual meeting of shareholders held on 30 March 2001 renewed the mandate of the statutory auditor, Deloitte & Touche. The mandate expires immediately after the annual shareholder meeting on 31 March 2004 called to approve the annual accounts for the year ending 31 December 2003. The Statutory Auditor will be proposed by the Board of Directors at the Annual Shareholders' Meeting. It will be proposed that the new term of office will expire immediately after the Annual Shareholders' Meeting, which will be asked to deliberate and vote upon the approval of the annual accounts for the financial year ending on December 31, 2006.

CONFLICTS OF INTEREST

No conflicts of interest need to be reported under articles 523 and 524 of the Belgian Company Act. These articles relating to the requirement to declare any actions that might be construed as conflicts of interest.

MANAGEMENT DISCUSSION

FINANCIAL REVIEW

On December 30, 2003, 1 066 246 new shares were issued as a result of the conversion of the subordinated bonds created on 16 July 2001. As a result thereof, the capital has been increased by EUR 629 085, bringing the total amount of capital to EUR 5 510 082,34 (Belgian GAAP), represented by 9 285 231 outstanding shares.

GIMV NV, Jan Callewaert and Partners@Venture requested the Company to convert their respective bonds. By conversion, respectively 479 811, 479 811 and 106 624 new shares were issued to GIMV, Jan Callewaert and Partners@Venture. The shares issued by the conversion of the bonds have the same rights as the existing shares of Option NV and are listed on EURONEXT Brussels.

The subordinated convertible bonds were issued on the 16th of July 2001. Jan Callewaert and GIMV N.V. subscribed to 10 bonds each. On the 27th of December 2001, the Board of Directors decided to prolong the term of the bonds from the 10th of January 2002 until the 26th of January 2004, date of maturity. During 2002, 2 bonds have been transferred to 'Partners@Venture'.

The terms and conditions of the bond, as adapted on the 27th of December 2001, can be summarized as follows:

- Conversion of the bonds could be asked, in writing, at any given moment from the 1st of April 2002 until the 12th of January 2004
- The interest rate amounted to eight percent (8%) per year on the basis of 365 calendar days per year.
- The number of shares that were issued at the moment of conversion of the bonds was equal to the nominal value of a bond (316 542 EUR) divided by the price of a share (5.9375 EUR). The price of a share was fixed as the average of the stock price on NASDAQ Europe during the thirty (30) calendar days preceding the issue of the bonds.
- The shares issued at the conversion of the bonds have the same rights as the existing shares at the date of their issue and will be entitled to dividend payment for the entire financial year of their issue.
- The bonds, for which no conversion was requested before the end of the term, would be reimbursed at their nominal value.

Subsequent to the conversion the Company announced the following significant shareholders:

Identity of the person, entity or group of persons or entities (*)	*Number of financial instruments held*	*Percentage of financial instruments held*
Pepper NV (63% Jan Callewaert, 37% Gimv)	2 836 106	30,54%
Jan Callewaert	479 811	5,16%
GIMV NV	479 811	5,16%
Quest for Growth NV	350 810	3,77%
Total	**9 285 231**	**100%**

(*) Each class of the voting financial instruments of the Company, for each person, entity or group of persons or entities, known to the Company to hold at least 3% or more directly or indirectly is listed.

Jan Callewaert and GIMV NV are acting in concert on the basis of a shareholders' agreement signed on October 14, 1997, and adapted at the formation of Pepper NV in 2002.

End of 2003 there were still 99 564 warrants (with an execution price of USD 11) existing that have been granted to employees active in the Option group under the warrant plan S of October 1999 (exercisable till October 2004).

End of 2003 there were still 352 871 warrants (with an execution price of EUR 2,21) existing that have been granted to employees active in the Option group under the warrant plan T that the Board of Directors created in February 2002 and implemented in July 2003. 50% of these warrants can be executed in July 2004; the remaining 50% can be executed in July 2005.

DISCUSSION OF THE CONSOLIDATED ANNUAL ACCOUNTS

The consolidated accounts include the following subsidiaries, which shares are fully owned by Option NV:

- Option Wireless Ltd, Cork, Ireland
- Germany GmbH, Adelsried, Germany

Two subsidiaries, without any activity of importance, Park W NV, Leuven, Belgium and Option International France, were liquidated in the course of 2003.

Revenues

Revenues for 2003 increased by 121% to EUR 56,6 million, compared with EUR 25.6 million in 2002.

The sales of the GlobeTrotter GPRS PC Cards generated 79% of the total revenues, while 16% were generated by the development agreements for high-speed data cards (such as with Vodafone and Lucent). The sales of other products such as the HP Compaq iPaq Wireless Expansion Pack, or the new Combo GPRS WLAN Cards and 3G Cards contributed to the remaining 5% of the revenues.

Geographical spread of sales

Geographically, Europe accounts for 90% of revenues. The Far East contributed 7% of sales with the Rest of the World (predominantly Australia and New Zealand) accounting for 3%.

Gross margin

A different and richer product mix, the rapid growth in sales of GlobeTrotter, economics of scale and the effect of new development agreements all contributed to an increase in consolidated gross margin (US GAAP) from 41,2% in 2002 to 48,9% in 2003.

Operating Expenses

In 2003, operating expenses (excluding depreciation) amounted to EUR 18,5 million. In line with FASB 86, licenses related only to basic R&D at the moment of signature of the license agreement are expensed as a R&D cost, even if later on the license is broadened to commercial activities. Comparable figures for 2002 were EUR 15,7 million of which EUR 0,5 million were one-off expenses relating to the anticipated closure of the hardware R&D center in Cambridge, UK, during 2003 following a restructuring process initiated in December 2002.

Payroll costs (see Belgian GAAP presentation) remained quite stable around 7,4 million EUR in 2003. Headcount stood at 157 full time employees supported by some contractors at the year-end compared with 153 employees a year earlier.

Depreciation as per US GAAP decreased from 2,6 million EUR to 2,3 million EUR.

Operating Results

Operating results (EBIT) in 2003 strongly improved to EUR 6,9 million compared to a loss of EUR -7,7 million a year earlier.

Net result

For the fiscal year 2003, Option posted a net profit (in US GAAP) of EUR 5,6 million (EUR 0,68 per basic share) compared with a net loss of EUR 7,1 million (EUR -0,89 per basic share) in 2002. In Belgian GAAP the consolidated net result figures are respectively EUR 6 million in 2003 and EUR -8,1 million in 2002. The reconciliation between both accounting and reporting systems is mainly affected by the differences of the deferred tax rules.

Balance sheet

Total assets in US GAAP amounts EUR 32,7 million compared to EUR 25,2 million a year earlier. Due to the non-existence of the deferred tax asset in Belgian GAAP the consolidated total assets as per Belgian GAAP were respectively EUR 23,8 million end of 2003 and EUR 15,8 million a year earlier.

Cash and cash equivalents increased over the year from EUR 2.6 million to EUR 9.1 million at the end of 2003.

Accounts receivable increased from EUR 5,0 million to EUR 7,0 million.

Inventories have decreased from EUR 2,6 million at the end of last year to EUR 2,2 million at the end of 2003

The net book value of intangible and tangible fixed assets was EUR 5,1 million at the end of 2003, compared to EUR 4,5 million as at December 31st 2002. During 2003, the Company invested mainly in additional testing equipment for WLAN and UMTS products.

Total current liabilities increased during the year to EUR 13 million, coming from EUR 11 million, end of 2002. In the course of the fourth quarter 2003, the Company was able for the first time in three years to implement some leverage in its balance sheet by signing long term leasing contracts for capital expenditures and factoring agreements of EUR 1,5 million of its sales invoices. This is an additional sign of the trust of the banking community in the future growth of the Company.

Accounts payable decreased from EUR 7,4 million to EUR 6,4 million in 2003.

Provision for risks and charges of EUR 0,6 million at the end of 2002 disappeared due to the completion of the closing of the Cambridge R&D branch.

Of total assets of EUR 32,8 million, the total equity combined with the subordinated long-term debt of EUR 0,2 million from the IWT (the "semi-equity") amounted to EUR 19,3 million. At the end of 2003, therefore the Company's solvency ratio was more than 59%.

The Company generated EUR 7.4 million cash from operating activities during the full year 2003, compared to the negative amount of EUR -1,4 million in 2002.

Appropriation of the non-consolidated result

The statutory accounts of Option NV (Belgian GAAP) show a net loss for the year 2003 of EUR -1 million, improving from a net loss of EUR -6.15 million in 2002.

The intention in time of dividend distribution will depend of the net non-consolidated results of Option NV, the financial situation of the Company, the construction of the legal reserves and other elements that the Board of Directors and the Annual Meeting will consider at that moment.

The Board of Directors proposes to add the non-consolidated net loss of EUR -1 million of 2003 to the losses carried forward from the previous year.

Abridged appropriation account (According to Belgian Accounting Standards)

December 31 - 000 EUR	2003	2002
Profit/(loss) to be appropriated	-24 755,3	-23 702,4
Profit/(loss) for the period available for appropriation	-1 052,9	-6 151,7
Profit/(loss) carried forward from previous year	-23 702,4	-17 550,8

Valuation method

The Company believes that, notwithstanding the losses carried forward of EUR 24.7 million and two year of statutory losses, applying a "going concern" accounting method for the statutory and consolidated annual accounts remains fully justified, especially in the light of accelerating order in-flow for GlobeTrotter GPRS PC Cards and the 3G Cards during the first quarter of 2004. The growing equipment sales are also generating revenues for the statutory accounts of Option NV due to a royalty and transfer agreement with its subsidiary.

Liquidity and capital resources / post balance sheet events

At 31 December 2003, the Company had EUR 9,1 million cash and cash equivalents. Of total assets of EUR 32,8 million, the total equity combined with the subordinated long-term debt of EUR 0,2 million from the IWT (the "semi-equity") amounted to EUR 19,3 million. At the end of 2003, therefore the Company's solvency ratio was more than 59%. (As per Belgian GAAP presentation this is a consolidated solvency ratio of 44%; on a statutory level the solvency ratio amounts to 75,6%)

Option's business plan, based on leading-edge products and strong distribution partners, provides a firm foundation for further sustainable growth. The Company believes that this cash position combined with the EUR 7,0 million accounts receivable and cash generated by operations will be adequate to meet the Company's capital expenditure and other liquidity requirements for the year 2004.

The accounts receivable portfolio is sound and may be further leveraged through pre-financing techniques such as factoring. Sales in non-OECD countries are covered by letters of credit or by credit insurance, provided by Delcredere. An autonomous body, guaranteed by the Belgian Government, Delcredere's role is to promote international economic relations by covering risks relating to exports to, imports from and investments in non-OECD countries.

The by-laws of Option N.V. also provide the directors with additional flexibility in the form of an additional, but currently un-issued, authorized capital of EUR 4,52 million.

Significant growth in orders for GlobeTrotter GPRS and 3G Cards during the first quarter of 2004 increases the confidence in the self-supporting activities of the Company. This ambition combines the autonomous growth allowed by the effective start of the third generation area with the extended live-cycle of the GPRS technology in countries yet without an operational UMTS network.

KEY FIGURES

(US GAAP)

In Thousands EUR, Except Per Share Amounts

December 31	2003	2002	2001
Profit & Loss Data			
Net Sales	**56 639,9**	**25 626,4**	**22 108,0**
EBITDA [1]	9 226,8	-5 112,5	-11 179,3
EBIT [1]	6 893,9	-7 747,2	-12 789,4
Net Result after tax	5 579,9	-7 071,4	-9 640,1
Per Share (in EUR)			
Net Result after tax per basic share	0,68	-0,89	-1,46
Net Result after tax per diluted share	0,59	-0,76	
Equity [2]	2,33	0,91	1,86
Number of shares			
Weighted average (basic)	8 221 906	7 959 256	6 590 615
Total at 31/12 (basic)	9 285 231	8 218 985	7 607 365
Balance Sheet Data			
Equity	19 150,0	7 268,7	12 233,9
Balance sheet total	32 782,3	25 209,7	30 023,5

[1] Reclass of 2002 cost of closure Cambridge Research & Development from extraordinary charges to R&D cost
[2] (Equity/ Weighted average number of basic shares outstanding)
See Notes to Consolidated Financial Statements

THE OPTION SHARE ON NASDAQ EUROPE AND EURONEXT

Option's ordinary shares were originally listed in USD on NASDAQ Europe (ex EASDAQ) following the Initial Public Offering of November 26, 1997.

As a result of the decision made by the shareholders of the Nasdaq Stock Market Inc. on 26 June 2003 to discontinue Nasdaq Europe's activities, Option NV (Nasdaq Europe: OPIN) submitted a request to list its 8 218 985 existing shares on the First Market of Euronext Brussels. On 30 July 2003, the Banking and Finance Commission fully exempted Option from publishing a prospectus with respect to the trading of its 8 218 985 existing shares on the First Market of EURONEXT Brussels, in accordance with Article 6, 3°. e of the Royal Decree of 18 September 1990. In August 2003 the regulator has taken a similar decision regarding the shares that be issued from the existing convertible loans and warrant plans "S" + "T".

EURONEXT Brussels approved Option NV's request to list its 8 218 985 existing shares. Option's shares started to be listed in EUR on the First Market of Euronext Brussels as from 5 August 2003. Option NV's shares are quoted on the continuous trading market under the trading symbol "OPTI". Bank Degroof acts as liquidity provider.

In September 2003 the OPTION stock became part of the NextEconomy quality index. Before Option was already part of the CSR Ethibel quality label.

The last day of trading on NASDAQ Europe was on November 05, 2003.

Investors are able to freely sell shares purchased on NASDAQ Europe on Euronext Brussels without incurring additional costs or having to comply with any restrictions or extra formalities. As a result, Option did not expect shareholders to be at a disadvantage as a result of the de-listing from NASDAQ Europe. References in Option's by-laws to NASDAQ Europe will be changed at the first occasion.

There are also dual trading facilities for Option shares on the Berliner Freiverkehr under the ticker OIN; in the USA Option can be traded on the Over The Counter market under the ticker OPILF.

The graph here below shows the value of share price evolution in 2003 on NASDAQ Europe till August 4, and from then on the share price evolution in EUR on Euronext.


in euro (Source Datastream)
10
9
8
7
6
5
4
3
2
1
0
J 2003
F
M
A
M
J
J
A
S
O
N
D

Share history in 2003 on NASDAQ Europe

Closing Prices: December 31, 2002: 1.4 USD

November 5, 2003: 6,5 USD

Share history in 2003 on Euronext

Year High: 9 30 Euro (November 5, 2003) (*)

Year Low: 5 Euro (August 5, 2003)

Closing Prices: August 5, 2003: 5 Euro (opening price)

December 31, 2003: 8,55 Euro (closing price)

In 105 trading days since August 2003, 2 132 649 shares were traded on Euronext

(*) High in 2 first month of 2004: 14,75 Euro (February 24, 2004); in 41 trading days of 2004 about 1,75 million shares were traded.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 · 2002 · 2001 / US GAAP

Amounts in Thousands EUR

Assets	**2003**	**2002**	**2001**
Cash & cash equivalents	9 136,6	2 558,6	4 609,9
Accounts receivable [1]	6 962,6	4 994,2	5 295,6
Other receivables	569,6	1 316,2	717,0
Inventories (Note H)	2 167,5	2 601,3	6 331,6
Total current assets	**18 836,3**	**11 470,3**	**16 954,1**
Deferred taxes (Note I)	8 869,5	9 214,4	8 000,0
Property & equipment (Note G)	3 192,1	2 750,3	3 754,7
Intangible assets (Note F)	1 884,4	1 774,7	1 314,7
Total Assets	**32 782,3**	**25 209,7**	**30 023,5**
Liabilities and Shareholders' Equity			
Accounts payable	6 403,2	7 400,8	6 849,8
Salaries, tax and payroll related liabilities	1 093,5	1 946,0	950,3
Short-term debt	1 964,5	11,8	182,0
Accrued expenses & deferred income	3 550,2	1 617,0	802,0
Total current liabilities	**13 011,4**	**10 975,6**	**8 784,1**
Subordinated long-term debt (Note J)	221,7	6 330,9	6 330,9
Long-term debt (Note J)	399,2	0,0	11,8
Provision for risks & charges (Note O)	0,0	634,5	2 662,8
Common stock (no par value)	5 474,2	4 848,7	4 488,1
Share premium	35 149,1	29 478,9	27 733,0
Deferred stock based compensation	8,0	0,0	0,0
Accumulated other comprehensive income/loss	-2,9	-0,6	-0,3
Retained earnings	-21 478,4	-27 058,3	-19 986,9
Total Shareholders' Equity	**19 150,0**	**7 268,7**	**12 233,9**
Total Liabilities + Shareholders' Equity	**32 782,3**	**25 209,7**	**30 023,5**

See Notes to Consolidated Financial Statements

[1] Net of allowance for doubtful receivables of EUR 71k at December 31, 2003, EUR 39k at December 31, 2002 and of EUR 27k at December 31, 2001

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 · 2002 · 2001 / US GAAP

Amounts in Thousands EUR

	2003	2002	2001
Net Sales	**56 639,9**	**25 626,4**	**22 108,0**
Cost of Products sold	-28 929,0	-15 058,2	-17 526,7
Gross Profit	**27 710,9**	**10 568,2**	**4 581,3**
Research & Development [1]	-8 979,0	-7 554,6	-10 692,4
Sales & Marketing (Note N)	-5 844,0	-4 121,5	-3 052,8
General & Administrative	-3 661,1	-4 004,6	-2 015,4
Total Operating Expenses (excl. Depreciation)	**-18 484,1**	**-15 680,7**	**-15 760,6**
Earnings before Interests, Taxes, Depreciation + Amort. (EBITDA)	**9 226,8**	**-5 112,5**	**-11 179,3**
Depreciation Amortization	-2 332,9	-2 634,7	-1 610,1
Result from Operations (EBIT)	**6 893,9**	**-7 747,2**	**-12 789,4**
Interest Expense	-881,8	-607,9	-775,2
Exchange Gain/(Loss)	-71,0	84,4	-143,3
Extraordinary Items [1]	-0,6	0,0	0,0
Result before Income Taxes	**5 940,5**	**-8 270,7**	**-13 707,9**
Income tax (Note I)	-360,6	1 199,3	4 067,8
Net Result	**5 579,9**	**-7 071,4**	**-9 640,1**
Weighted average Shares outstanding	8 221 906	7 959 256	6 590 615
Net Result per Basic Share in EUR	0,68	-0,89	-1,46
Net Result per Diluted Share in EUR	0,59	-0,76	

[1] Reclass of 2002 cost of closure Cambridge Research & Development from extraordinary charges in Annual Report 2002 to R&D cost in Annual Report 2003

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 - 2002 - 2001 / US GAAP

Amounts in Thousands EUR

	Common Stock Number of Shares	Common Stock	Share Premium	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2001	**6 579 349**	**3 890,6**	**23 884,5**	**-10 346,9**	**-0,6**	**17 427,6**
Net Income				-9 640,0		-9 640,0
Translation adjustments					0,3	0,3
Comprehensive income						-9 639,7
Issuance of common stock						
Increase of capital						
at December 27th, 2001	1 028 016	597,5	3 848,5			4 446,0
Balance at December 31, 2001	**7 607 365**	**4 488,1**	**27 733,0**	**-19 986,9**	**-0,3**	**12 233,9**
Net Income				-7 071,4		-7 071,4
Translation adjustments					-0,3	-0,3
Comprehensive income						-7 071,7
Issuance of common stock						
Increase of capital						
at June 4th, 2002	611 620	360,6	1 745,9			2 106,5
Balance at December 31, 2002	**8 218 985**	**4 848,7**	**29 478,9**	**-27 058,3**	**-0,6**	**7 268,7**

(Table continues on next page)

Amounts in Thousands EUR

	Common Stock Number of Shares	Common Stock	Share Premium	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Net Income				5 579,9	8,0(*)	5 587,9
Translation adjustments					-2,3	-2,3
Comprehensive income						5 585,6
Issuance of common stock						
Increase of capital						
at December 30th, 2003	1 066 246	625,5	5 670,2			6 295,8
Balance at December 31, 2003	**9 285 231**	**5 474,2**	**35 149,1**	**-21 478,4**	**5,1**	**19 150,0**

(*) Deferred stock based compensation
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 - 2002 -2001 / US GAAP

Amounts in Thousands EUR

Cash Flows from Operating Activities	2003	2002	2001
Net Result (A)	**5 579,9**	**-7 071,4**	**-9 640,0**
Non cash adjustments			
Depreciation and amortization	2 784,7	3 112,7	1 774,5
Deferred taxes	344,9	-1 214,4	-4 064,6
Write-off inventories	1 106,9	1 167,5	199,4
Write-off trade debtors	70,6	1 500,8	24,3
Provision for risks & charges	-476,7	-564,5	2 663,1
Total non cash adjustments (B)	**3 830,3**	**4 002,1**	**596,7**
Change in operating assets and liabilities			
Accounts receivable (1)	-2 039,0	-1 200,4	3 136,7
Inventories (1)	-673,0	2 563,7	6 553,6
Other assets	746,6	-599,2	-297,9
Accounts payable	-997,5	551,0	-3 212,9
Salaries, tax and payroll related liabilities	-852,4	995,7	408,9
Provision for risks & charges	-160,2	-1 464,0	0,0
Accrued expenses & deferred income	1 933,1	815,0	464,1
Total change in assets & liabilties (C)	**-2 042,4**	**1 661,7**	**7 052,5**
Net cash provided by / used in Operating Activities	**7 367,8**	**-1 407,6**	**-1 990,8**
Cash Flows from Investing Activities			
Purchases of intangible fixed assets	-1 237,8	-1 404,1	-1 285,1
Purchases of property & equipment	-2 098,5	-1 164,1	-938,2
Net cash used in investing activities (D)	**-3 336,3**	**-2 568,2**	**-2 223,3**

Amounts in Thousands EUR

Cash Flows from Financing Activities			
Proceeds from subordinated bonds	0,0	0,0	6 330,8
Proceeds from long term debt (3)	620,9	0,0	55,0
Repayments from long term debt	0,0	0,0	-406,7
Short term debt (3)	1 952,6	-182,0	-2 770,9
Capital increase & related costs (2)	-27,0	2 106,5	4 446,0
Net cash provided by financing activities (E)	**2 546,5**	**1 924,5**	**7 654,2**

Net Cash Flow (A) + (B) + (C) + (D) + (E)	**6 578,0**	**-2 051,3**	**3 440,1**

Net Increase / Decrease in Cash and Cash Equivalents			
Cash at beginning of period	2 558,6	4 609,9	1 169,8
Cash at end of period	9 136,6	2 558,6	4 609,9
Difference	**6 578,0**	**-2 051,3**	**3 440,1**

Supplemental Disclosures on Cash Flow Information			
Cash Paid for Interest	1 035,9	189,9	177,9
Cash Paid for Taxes	15,7	15,1	17,4

[1] Reclassification in Annual Report 2003 presentation of Inventory and Accounts Receivable write-off for EUR 1 012,2k compared to figures published in press release Euronext on Feb. 17, 2004.
[2] Conversion of the bonds into capital in 2003
[3] New Capital leases for EUR 399,2k long term and EUR 407,2k short term in 2003
See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS / US GAAP

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

The financial statements in this section have been prepared in accordance with US GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, particularly the recoverability of fixed assets, deferred income taxes, intangible assets, warranty accruals and other probable liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory and other reserves. Actual results could differ from these estimates.

The consolidated financial statements include the financial statements of the parent company and all its subsidiaries made up to the end of the financial period. Intra-group trading has been eliminated upon consolidation (Option Wireless Ltd. (Cork, Ireland) Option Germany GmbH).

The significant accounting policies can be summarized as follows:

1) Revenue recognition (see also comments under Note E)
The Company generates revenue primarily from the sales of its products and technology, as well as the licensing of its technology. These sales of products are recognized as revenue when shipped, unless the OEM or distribution contract would specify differently (e.g. transfer of title or delivery) and so long as the collection is reasonably assured. Customers include Value added Resellers, Original Equipment Manufacturers, wireless service providers, global operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

The revenues generated out of research and development agreements are recognized as revenue when certain criteria stipulated under the terms of those agreements have been met: when the invoicing of development services is linked to achieving certain milestones, such service revenue is recognized only after receiving written acceptance of such milestone by the client or by the payment of the relating invoice. When no milestones are stipulated in such research and development projects, the percentage of completion method is determined based upon the Company's cost accounting system and when there is reasonable assurance for the management that the funding of the related services will be received.

2) Income taxes

Deferred income tax assets and liabilities are computed annually for each legal entity of the group for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. Company account for income taxes in accordance with FAS N° 109 "Accounting for Income Taxes", which requires the use of the asset and liability method. Management believes that it is more likely than not that the Company will realize its net deferred tax assets.

3) Cash and cash equivalents

Highly liquid investments with maturity of three months or less at date of purchase are considered cash equivalents. Cash equivalents consist primarily of term deposits with a number of commercial banks with high credit ratings.

4) Accounts receivable

The Company grants credit to customers in the normal course of business. Generally, the Company does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations of its customers. All receivables are fully collectible except those doubtful accounts for which a 100% allowance is accounted for. At year-end 2003 the Company had accounts receivable of greater than 10% of its total accounts receivable outstanding of 16% (Customer A) and 12% (Customer B).

5) Inventories

Raw materials (mainly electronic components) are stated at the lower of cost (FIFO method) or market value. The Company reviews inventories of slow-moving or obsolete items on an ongoing basis and creates allowances if needed. Work in progress and finished goods were valued at direct cost in the past. During 2001, a change in the accounting principle was applied and inventories are now valued at full absorption cost (see note Q).

6) Property and equipment

The Company's property and equipment, including dedicated production equipment, is recorded at purchase price. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are as follows:

Leasehold improvements	3 to 9 years
Office furniture & equipment	2 to 10 years
Research equipment	1,5 to 5 years
Cars	5 years

7) Intangibles

The Company's intangible assets include licenses, recorded at purchase price which are acquired for the integration into its products or as a means for exploitation and software for MRP and consolidation purposes. Amortization is computed using the straight-line method over the estimated useful lives of the assets which are as follows: 1,5 to 5 years

8) Research and Development

Research and development are expensed as incurred. The Company follows the cost reduction method of accounting for government research grants for specific research projects.

Research and development expenses also include expenses incurred in the framework of research and development agreements funded by parties other than governmental agencies, in which case the related funding is recorded as contract development service revenue.

In 2002 an accrual of EUR 0,5 million relating to the anticipated closure of the hardware R&D center in Cambridge, UK, during 2003 following a restructuring process initiated in December 2002 was accounted. This accrual has been build up with the support of English lawyers and reflects the total amount of the maximum severance pay that the Company should pay in the course of the first half of 2003 to the 23 UK employees (R&D hardware engineers and support staff) concerned by this closure and the discontinued operations of this R&D branch. In January 2003, after the legal consultation period, individual agreements were made with all 23 employees confirming the maximum accrued amount. In the course of 2003 EUR 0,2 million was expensed in relation to the surrender of the Cambridge real estate obligations. All these non-recurrent charges of 2002 and 2003 are now presented and classified as R&D expenses.

In line with FASB 86 licenses related only to basic R&D at the moment of signature of the license agreement are expensed. even if later on the license is broadened to commercial activities.

9) Warranty

Company provides warranty coverage on its products from date of shipment and/or date of sale to the end customer. The warranty period is in line with the concerned legislation and ranges from 12 to 24 months, determined by the location of the customer. Warranty on sales from the e-shop of the Company and sales outside the EU are limited to not more than one year. No provision is set up to cover possible losses from this guarantee, as no material extra charges are experienced till now and expected from it in the future.

10) Contingent liabilities on sale of products

Under license agreements, the Company is committed to royalty payments using certain patented technologies in wireless data communication. The Company recognizes royalty obligations as determinable in accordance with agreement terms with those patent holders. Where agreements with patent holders are not finalized, management has recognized its current best estimate of the obligation, supported by external expertise. When the agreements are finalized. the estimate is revised accordingly.

The Company may be subject to various intellectual property claims that arise in the ordinary course of business. The Company believes it has adequately accrued for those matters at December 31, 2003. In the opinion of management. the amount of any ultimate liability with respect to these actions will not materially affect the Company's consolidated financial position. However, depending on the ultimate amount and timing, an unfavourable resolution of these matters could materially affect the company's future operations or cash flows in a particular period. Current and coming negotiations with these patent holders will bring down the uncertainty associated with such unasserted claims.

NOTE B: LITIGATION

The Company is not involved in any material, legal or arbitration proceedings.

NOTE C: COMMITMENTS

Operational & Financial Lease (Balance) / Long term debt

December 31 - 000 EUR	*2004*	*2005*	*2006*	*2007*	*2008+*
Operational Lease					
Office Rent	557.1	557.1	557.1	339.8	529.7
Car Rental	255.9	233.4	121.0	100,9	37.9
Office equipment rental	41.1	19,8	13,2	12.1	12,1
Total	**854,1**	**810,3**	**691.4**	**452,8**	**579.7**
Financial Lease					
Lab Equipment	431.9	389.5	0,0	0,0	0.0
Total	**431.9**	**389,5**	**0,0**	**0,0**	**0,0**

Total rental expense on operating leases was EUR 1 119,5k, EUR 1 134.8 and EUR 1 085.95 for the years ended December 31, 2003, 2002 and 2001 respectively.

NOTE D: CREDIT FACILITIES

The Company has no line of credit available. At year – end however a trade finance facility up to the maximum amount of 2 million EUR to be used for factoring agreement for sales invoices was installed. For actual unused credits, pledges were given to Fortis Bank in the past.

NOTE E: BUSINESS SEGMENTS AND EXPORTS

In the emerging market for wireless data solutions, time-to-market has become critical, customization and differentiation requirements are of growing importance and critical mass is also a key to success.

Option's original business model based on selling products under its own name through traditional distribution channels has given way to a strategy focused on three core businesses: OEM integration, OEM development and Mainstream Product Development.

OEM integration Option's world-class expertise in radio transmission, hardware and software design enables it to integrate GSM/GPRS, WiFi, UMTS and EDGE technology into a multitude of third-party devices ranging from laptop PC's to mobile tablets and mobile phones to PDA's. Starting from scratch, Option has all the in-house resources for the design, development and manufacture of GSM/GPRS, WiFi and UMTS to add wireless connectivity to any third-party device.

OEM development Option does not limit itself to OEM integration: it has a proven track record in tailor-making communications devices to a customer's brief.

Mainstream development and distribution Option is active in the design, development, production and distribution of GSM/GPRS, WiFi and UMTS. Compliant with the latest industry standards, the devices offer world-class quality at the cutting-edge of technology.
Depending on quantities ordered, these mainstream devices can be partially or even fully customized.
Revenues generated by the development agreements are recognized by achieved milestones and by reasonable accruals of re-chargeable and contractual efforts spent in view of the next agreed milestones, and this following a consistent method of percentage of completion.

The Company generated in 2003 16% of its revenues from OEM development contracts, 79% from equipment sales of GlobeTrotter GPRS PC Card and 5% from equipment sales of other OEM products such as Goods Sold to HP-Compaq and the ones from the launch at year-end of new products in the WiFi and UMTS product range.

2003 Revenue Split


16% High speed data cards development contracts
5% Other products
79% Globetrotter GPRS PC Card

Most of the equipment sales (such as those of the GlobeTrotter) to global or international mobile operators are invoiced to their local and/or national operating companies, in order to spread the risks of dependence over a vast portfolio of sound but different accounts receivable.

The geographical spread of the Company's revenues is as following: 90% is obtained within Europe, 7% is sold in the Far East. The remaining 3% is sold is sold in the rest of the world, mainly in Australia.

2003 Geographical spread


7% Far East
3% Other
90% Europe

The Company received in 2003 revenues from its first three most significant customers of respectively 16% (Customer A), 15% (Customer B) and 14% (Customer C).

NOTE F: INTANGIBLE ASSETS

The intangible assets are as following:

December 31 - 000 EUR	2003	2002	2001
Acquisition Cost	5 797.7	3 575.8	2 171.7
Accumulated Amortization	3 913.2	1 801.1	857.0
Net Book Value	1 884.5	1 774.7	1 314.7

Amortization Expense is EUR 1,2m in 2003, EUR 0,9m in 2002 and EUR 0,3m in 2001.

NOTE G: PROPERTY AND EQUIPMENT

Major classes of property and equipment can be summarized as follows:

December 31 - 000 EUR	*2003*	*2002*	*2001*
Leasehold improvements	313,7	265,2	269,3
Office furniture & equipment	260,9	394,9	386,9
Research equipment	8 359,4	7 538,5	6 438,3
Cars	202,1	197,7	171,2
Total property & equipment	**9 136,1**	**8 396,2**	**7 265,7**
Accumulated depreciation	5 944,0	5 645,9	3 511,0
Net property & equipment	**3 192,1**	**2 750,3**	**3 754,7**

Depreciation Expense is EUR 1,7m in 2003, EUR 2,1m in 2002 and EUR 1,4m in 2001. In 2003, - 1 358,5 EUR are from transfers from the Cambridge branch that was closed that year.

NOTE H: INVENTORIES

Inventories consist of the following:

December 31-000 EUR	*2003*	*2002*	*2001*
Raw materials	685,1	1 616,4	1 849,2
Work in process	870,7	609,8	2.515,7
Finished goods	611,7	375,2	1 966,7
Contracts in progress	0,0	0,0	0,0
Total	**2 167,5**	**2 601,3**	**6 331,6**



NOTE I: DEFERRED AND INCOME TAXES

The Company accounts for deferred income taxes on temporary differences between financial and tax reporting in accordance with US GAAP. Net operating losses carry forwards can be utilized over an indefinite period.
The amounts of the tax benefits resulting from this were calculated as follows:

Option NV

In 000 EUR	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Tax loss carried forward	24 528.8	23 475.9	17 324.3
Tax rate in %	33,99%	33,99%	40,17%
Deferred taxes (benefit)	8 337.3	7 979.5	6 959.2
Amount already accrued/offset	7 979.5	6 959.2	3 388.7
Net tax benefit affecting P&L	357.9	1 020.3	3 570.5

Option Wireless Ltd

In 000 EUR	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Tax loss carried forward	5 325.1	12 349.3	10 408.3
Tax rate in %	10,00%	10,00%	10,00%
Deferred taxes (benefit)	532.5	1 234.9	1 040.8
Amount already accrued/offset	1 234.9	1 040.8	546.7
Net tax benefit affecting P&L	- 702.4	194.1	494.1

Consolidated

In 000 EUR	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Tax loss carry forward	29 853.9	35 825.2	27 732.6
Tax rate in %			
Deferred taxes (benefit)	8 869.5	9 214.4	8 000,0
Amount already accrued/offset	9 214.0	8 000,0	3 935.4
Net tax benefit affecting P&L	- 344.9	1 214.4	4 064.6

The Income Tax in the Consolidated Statement of Operations includes:
Current tax: EUR - 15,7k
Deferred tax: EUR - 344.9k
Total Income tax: EUR - 360,6k

NOTE J: SUBORDINATED LOAN AND LONG-TERM DEBT

The subordinated convertible bonds were issued on the 16th of July 2001. Jan Callewaert and GIMV N.V. subscribed to 10 bonds each. On the 27th of December 2001, the Board of Directors decided to prolong the term of the bonds from the 10th of January 2002 until the 26th of January 2004, date of maturity. During 2002, 2 bonds have been transferred to 'Partners@Venture'.

The terms and conditions of the bond, as adapted on the 27th of December 2001, can be summarized as follows:

- Conversion of the bonds can be asked, in writing, at any given moment from the 1st of April 2002 until the 12th of January 2004
- The interest rate amounts to eight percent (8%) per year on the basis of 365 calendar days per year.
- The number of shares that will be issued at the moment of conversion of the bonds is equal to the nominal value of a bond (316 542 EUR) divided by the price of a share (5,9375 EUR). The price of a share was fixed as the average of the stock price on NASDAQ Europe during the thirty (30) calendar days preceding the issue of the bonds.
- The shares issued at the conversion of the bonds will have the same rights as the existing shares at the date of their issue and will be entitled to dividend payment for the entire financial year of their issue.
- The bonds, for which no conversion was requested before the end of the term, will be reimbursed at their nominal value.

On December 30, 2003, 1 066 246 new shares were issued as a result of the conversion of the subordinated bonds created on 16 July 2001. As a result thereof, the capital has been increased by EUR 629 085, bringing the total amount of capital to EUR 5 510 082,34, represented by 9 285 231 outstanding shares. GIMV NV, Jan Callewaert and Partners@Venture requested the Company to convert their respective bonds. By conversion, respectively 479 811, 479 811 and 106 624 new shares were issued to GIMV, Jan Callewaert and Partners@Venture. The shares issued by the conversion of the bonds have the same rights as the existing shares of Option NV and are listed on EURONEXT Brussels.

The Company obtained from the Flemish Innovation Institute I.W.T. a subordinated loan of EUR 0,2 million to support Option's innovative efforts in the Wireless LAN area. This loan is reimbursable in 12 quarterly instalments of EUR 18 500 as from March 2007.

The other long-term debt of EUR 0,4 million is an equipment leasing of maximum two years.

NOTE K: CONCENTRATION OF BUSINESS RISK

The Company is outsourcing manufacturing of its products to third parties and can be dependent upon the development and deployment of these third parties' manufacturing abilities. The inability of any supplier or manufacturer to fulfill the Company's supply requirement could impact future results. The Company has supply commitments to its outsource manufacturers based on its estimation of customer and market demand. Where actual results vary from those estimates, whether due to execution on Company's parts or market conditions, Option is at risk.

We have a customer risk as few customers represent a significant portion of the revenues of the year and also on future revenues.

NOTE L: EMPLOYEE BENEFIT PLANS

Employee Stock Option Plan On the 22nd of October 1999, the Company issued a new Employee Stock Option Plan, in which 171 277 warrants 'S' were created in favor of employees and management. 161 504 warrants were granted to and accepted by the employees and management of the Company. The execution price was fixed at 11 USD (i.e. the average stock price of the 30 calendar days preceding the grant of the warrants). Every warrant entitles the holder to one share. 4/5 of the warrants may be executed from January 2003 until October 2004. The remaining 1/5 may be executed from January 2004 until October 22, 2004. The warrants are lost in case the employee or manager concerned leaves the Company prior to the execution dates except for decease and permanent disablement.

On December 31, 2003, after departure of a number of employees to whom Warrants 'S' were granted, 99 564 Warrants 'S' were outstanding. No warrants 'S' have been exercised.

The Board is of the opinion that it is important to create a financial climate whereby the employees are motivated and stimulated to be part of the growth of Option and to co-operate to the improvement of the financial results of the Company.

The Board wanted to obtain this goal by giving the employees the possibility to participate in the capital of Option. Therefore, on February 6th, 2002, the Board authorized the creation of 440 000 Warrants 'T'

In its meeting of July 3rd, 2003, the Board of Directors granted 365 750 to management and employees of Option. 355 950 were accepted. The execution price was fixed at 2 2084 EURO (i.e. the average stock price of the 30 calendar days preceding the grant of the warrants).

Every warrant entitles the holder to one share. 50% of the warrants may be executed one year after they were granted. The remaining 50% may be executed one year later. The warrants are lost in case the employee or manager concerned leaves the Company prior to the execution dates except for decease and permanent disablement.

On December 31, 2003, after departure of a small number of employees to whom Warrants 'T' were granted, 352 871 Warrants 'T' were outstanding.

The Company recorded in 2003 stock based compensation expense of EUR 8 000 relative to the warrants "T" granted in July 2003.

NOTE M: GROSS MARGIN

In 000 EUR	2003	2002	2001
Total Revenues	56 639,9	25 626,4	22 108,0
Cost of products sold	-28 929,0	-15 058,2	-17 526,7
Gross Profit	27 710,9	10 568,2	4 581,3
Gross margin	48,9%	41,2%	20,7%

A different and richer product mix combined with a rapid growth in sales of GlobeTrotter, the change from a pure OEM distribution to the actual combined indirect sales model and the effect of new development agreements (see Note E) all contributed positively to a gross margin increasing from 20,7% in 2001, 41,2% in 2002 to 48,9% in 2003.

NOTE N: SALES & MARKETING

During the second quarter of 2002 the Company acted a write-off of EUR 1,5 million on a Chinese receivable outstanding since 2000. This write-off influenced negatively the operating expenses and the operating results of the year 2002.



NOTE O: PROVISION FOR RISKS & CHARGES

The provision for risks & charges decreased from EUR 0,6 million to zero (2001: EUR 2,7 million). Settlements made through the year 2002 with suppliers of inventory goods generated a decrease of EUR 2.6 million, which was partially offset by the exceptional accrual for EUR 0,5 million relating to the closure of the hardware R&D centre in Cambridge, UK, during 2003 following a restructuring process initiated in December 2002.(see Note A 8) At year end 2003 management estimated that no provision for risks and charges had to be set up.

NOTE P: COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The scheme provides for all Board Members to receive a compensation of EUR 1 240 for each Board meeting, and EUR 1 240 attendance fee for each Board meeting where they were present.

In 2001, an amount of EUR 786,4k *has been accrued for* the executive officers and EUR 85,5k to the Board of Directors.

In 2002, the compensation was EUR 1 015,1k for the executive officers and EUR 130,1k for the members of the Board of Directors.

In 2003, the executive officers compensation amounted to EUR 780,3k and for the Board of Directors was EUR 85,5k expensed.

NOTE Q: SUBSEQUENT EVENTS

No material events took place after December 31, 2003, which might have a material impact on the annual accounts reported on in this section.



AUDITOR'S REPORT

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS (US GAAP) FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 TO THE SHAREHOLDERS' MEETING OF OPTION, NV

To the Board of Directors and Shareholders of Option, NV
Kolonel Begaultlaan 45 | B-3012 Leuven

We have audited the accompanying consolidated balance sheets of Option, NV and its subsidiaries as of December 31, 2003, 2002 and 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in our report dated February 27, 2002, at December 31, 2001, the Company did not recognize a valuation allowance for the trade receivables on Xoceco, Ltd (China) ("Xoceco"), which was outstanding for a total of EUR 3 443 (000). An agreement between Option and Xoceco was signed on February 26, 2002, where both parties agreed to settle all their disputes if Xoceco paid a total of USD 1 500 (000) in March 2002. Option credited Xoceco for a test system the Company kept for a total of USD 450 (000). In our opinion, a valuation allowance as of December 31, 2001 was required by accounting principles generally accepted in the United States of America. If such valuation allowance had been recognized as of December 31, 2001, the result would be to decrease at December 31, 2001 both receivables and stockholders' equity (after deferred



tax assets) by approximately EUR 1 230 (000) and EUR 922 (000), respectively. As these adjustments were recorded by the Company during 2002, there is no balance sheet impact as at December 31, 2002. The net result per share would decrease by EUR 0,14 for the year ended December 31, 2001, and increase by EUR 0,12 for the year ended December 31, 2002.

In our opinion, except for the effect on the December 31, 2002 and 2001 financial statements of not recording as of December 31, 2001 a valuation allowance on the outstanding receivables on Xoceco, Ltd (China), as discussed in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Option and its subsidiaries as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Diegem, March 12, 2004
The Statutory Auditor

DELOITTE & TOUCHE
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Leo Van Steenberge





CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2003 - 2002 - 2001 / BELGAAP

Amounts in Thousands EUR

		2003	2002	2001
Assets				
Fixed Assets		**5 078,6**	**4 675,8**	**5 220,1**
I.	Formation expenses			
II.	Intangible assets	1 884,4	1 774,7	1 314,7
III.	Tangible assets	3 192,2	2 750,3	3 754,7
III.B	Plant, machinery and equipment	2 165,9	2 459,3	3 097,5
III.C	Furniture and vehicles	65,6	100,8	196,8
III.D	Leasing and other similar rights	879,8	153,6	383,8
III.E	Other tangible assets	80,9	36,5	76,6
IV.	Financial assets	2,0	150,9	150,7
Current Assets		**18 759,6**	**11 142,2**	**16 394,1**
VI.	Inventories and contracts in progress	2 092,8	2 424,1	5 922,3
VII.	Amounts Receivable within one year	7 261,0	5 271,1	5 683,3
VII.A	Trade debtors	6 962,6	4 994,2	5 295,6
VII.B	Other amounts receivable	298,4	276,9	387,7
VIII.	Investments	4 824,2	74,4	4 031,8
IX.	Cash at bank and in hand	4 312,4	2 484,2	578,1
X.	Deferred charges and accrued income	269,2	888,4	178,6
Total Assets		**23 838,2**	**15 818,0**	**21 614,2**

Amounts in Thousands EUR

Liabilities		2003	2002	2001
Shareholders' Equity		**10 205,8**	**-2 123,0**	**3 824,7**
I.	Capital	5 510,1	4 881,0	4 517,8
II.	Share premium	35 693,9	29 992,2	28 233,1
IV.	Loss carried forward	-30 998,2	-36 995,6	-28 925,9
V.	*Translation differences*	0,0	-0,6	-0,3
Creditors		**13 632,4**	**17 941,0**	**17 789,5**
IX.	Provision for risks & charges	0,0	634,5	2 662,8
X.	Amounts payable after more than one year	620,9	6 330,8	6 342,7
X.A	Credit instit., leasing, sim. rights	399,2	6 330,8	6 342,7
X.D	*Other loans*	221,7	0,0	0,0
XI.	Amounts payable within one year	9 461,3	9 358,6	7 982,0
XI.A.	Current portion of amounts payable after more than one year	407,2	11,8	181,8
XI.B.	Financial debts	1 557,3	0,0	0,2
XI.C.	Trade debts	3 264,0	6 926,0	6 228,0
XI.D	Advances received on contracts in progress	0,0	0,0	0,0
XI.E.	Taxes, remunerations and social security	1 093,5	1 946,0	950,2
XI.E.1.	Withholding taxes & VAT payable	285,9	974,3	19,1
XI.E.2	Remuneration and social security	807,6	971,7	931,1
XI.F.	Other amounts payable	3 139,2	474,8	621,8
XII.	Accrued charges and deferrred income	3 550,2	1 617,0	802,0
Total Liabilities		**23 838,2**	**15 818,0**	**21 614,2**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 - 2002 - 2001 / BELGAAP

Amounts in Thousands EUR

		2003	2002	2001
I.A.	**Turnover**	**56 639,9**	**25 626,4**	**22 108,0**
I.B.	Inventory change finished goods and wip	-26 805,5	-13 331,8	-8 007,8
I.D.	Other operating income	213,4	130,2	874,4
II.A.	Raw materials, consumables and goods for resale	-1 949,9	-202,3	-7 416,4
Gross Margin		**28 097,9**	**12 222,6**	**7 558,2**
Gross Margin %		**49,6%**	**47,7%**	**34,2%**
II.B.	Services and other goods	-9 440,5	-6 649,3	-7 639,8
II.C.	Remunerations, social security and pensions	-7 395,3	-7 547,6	-7 386,7
II.G.	Other operating charges	-57,0	-44,3	-342,3
EBITDA		**11 205,1**	**-2 018,7**	**-7 810,6**
EBITDA / Turnover %		**19,8%**	**-7,9%**	**-35,3%**
II.D.	Depreciation of formation expenses, intangible and tangible fixed assets and other amounts written off	-2 801,7	-3 112,7	-1 774,4
II.E.	Increase (+); decrease (-) in amounts written off stocks and trade debtors	-1 177,4	-2 668,3	-223,7
EBIT		**7 226,0**	**-7 799,7**	**-9 808,7**
EBIT / Turnover %		**12,8%**	**-30,4%**	**-44,4%**
IV.	Financial income	2 061,5	1 950,8	2 137,2
V.	Financial costs	-3 014,2	-2 474,3	-2 813,9
Loss before taxes		**6 273,3**	**-8 323,2**	**-10 485,4**
VII.	Extraordinary income	0,0	0,0	29,4
VIII.	Extraordinary charges	-257,3	268,6	-3 743,9
Loss for the Period before Income Taxes		**6 016,0**	**-8 054,6**	**-14 199,9**
X.	Income tax	-15,7	-15,1	-14,5
Net Result		**6 000,3**	**-8 069,7**	**-14 214,4**
Net Result / Turnover %		**10,6%**	**-31,5%**	**-64,3%**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 - 2002 - 2001 / BELGAAP

Amounts in Thousands EUR

	Common Stock Number of Shares	Common Stock and Share Premium	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance at January 1, 2001	**6 579 349**	**28 204,3**	**-14 711,5**	**-0,6**	**13 492,2**
Net Income			-14 214,4		-14 214,4
Translation adjustments				0,3	0,3
Comprehensive income					-14 214,0
Issuance of common stock					
Increase of capital					
at December 27th, 2001	1 028 016	4 546,5			4 546,5
Balance at December 31, 2001	**7 607 365**	**32 750,8**	**-28 925,9**	**-0,3**	**3 824,7**
Net Income			-8 069,7		-8 069,7
Translation adjustments				-0,3	-0,3
Comprehensive income					-8 070,0
Issuance of common stock					
Increase of capital					
at June 4th, 2002	611 620	2 122,4			2 122,4
Balance at December 31, 2002	**8 218 985**	**34 873,2**	**-36 995,6**	**-0,6**	**-2 123,0**
Net Income			6 000,3		6 000,3
Translation adjustments				-2,3	-2,3
Comprehensive income					5 998,0
Issuance of common stock					
Increase of capital					
at December 30th, 2003	1 066 246	6 330,8			6 330,8
Balance at December 31, 2003	**9 285 231**	**41 204,0**	**-30 995,3**	**-2,9**	**10 205,8**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 - 2002 - 2001 / BELGAAP

Amounts in Thousands EUR

	2003	2002	2001
Cash Flows from Operating Activities			
Net Result (A)	**6 000,3**	**-8 069,7**	**-14 214,4**
Non Cash adjustments			
Depreciation and amortization	2 801,7	3 112,7	1 774,4
Other non cash adjustments	700,74	2 103,7	2 886,7
Total non cash adjustements (B)	**3 502,4**	**5 216,4**	**4 661,1**
Change in assets and liabilities			
Accounts receivable	-2 039,0	-1 200,4	3 136,7
Inventories	-775,6	2 331,7	6 962,9
Prepaid expenses and other	619,2	-709,8	-71,6
Other assets	127,4	110,6	-226,3
Accounts payable	-997,5	551,0	-3 212,9
Advances received on contracts in progress	0,0	0,0	0,0
Salaries and payroll related liabilities	-164,1	40,6	528,2
VAT payable/receivable	-688,2	955,1	-119,3
Provision for risks & charges	-160,1	-1 464,0	0,0
Accrued expenses	1 933,1	815,0	464,1
Total change in assets and liabilities (C)	**-2 144,9**	**1 429,8**	**7 461,8**

Amounts in Thousands EUR

Cash Flows from Investing Activities			
Intangible fixed assets	-1 254,8	-1 404,1	-1 285,0
Purchases of plant equipment	-2 098,5	-1 164,1	-938,1
Net cash used in investing activities (D)	**-3 353,3**	**-2 568,2**	**-2 223,1**
Cash Flows from Financing Activities			
Proceeds from Subordinated bonds	0,0	0,0	6 330,8
Proceeds from long term debt	620,9	0,0	55,0
Repayments from long term debt	-6 330,8	0,0	-406,7
Short term debt	1 952,6	-182,0	-2 770,9
Capital increase	6 330,8	2 122,4	4 546,5
Net Cash provided by financing activities (E)	**2 573,5**	**1 940,4**	**7 754,7**
Net Cash Flow (A) + (B) + (C) + (D) + (E)	**6 578,0**	**-2 051,3**	**3 440,1**
Net Increase (Decrease) in Cash and Cash equivalents			
Cash at beginning of period	2 558,6	4 609,9	1 169,8
Cash at end of period	9 136,6	2 558,6	4 609,9
Difference	**6 578,0**	**-2 051,3**	**3 440,1**
Supplemental Disclosures on Cash Flow Information			
Cash Paid for Interest	1 035,9	189,9	177,9
Cash Paid for Taxes	15,7	15,1	17,4

See Notes to Consolidated Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

BELGIAN GAAP

NOTE A: STATEMENT OF INTANGIBLE ASSETS AS AT DECEMBER 31, 2003

	Amounts in Thousands EUR
A) ACQUISITION COST	
At the end of the preceding period	3 575,8
Movements during the year	
Acquisitions	2 184,1
Disposals	-11,2
Transfers	49.0
At the end of the year	5 797.7
C) DEPRECIATION AND AMOUNTS WRITTEN OFF	
At the end of the preceding period	1 801,1
Movements during the year	
Depreciation	2 104,0
Sales and disposals	-10,2
Transfers	18.4
At the end of the year	3 913.3
D) NET CARRYING VALUE AT THE END OF THE PERIOD	1 884,5

NOTE B: STATEMENT OF TANGIBLE ASSETS AS AT DECEMBER 31, 2003

	Amounts Thousands EUR
A) ACQUISITION COST	
At the end of the preceding period	8 417.4
Movements during the year	
Expenditure	1 409,8
Sales and disposals	-642,1
Transfers	-49,0
At the end of the year	9 136.1
C) DEPRECIATION AND AMOUNTS WRITTEN OFF	
At the end of the preceding period	5 667,2
Movements during the year	
Expenditure	1 656.6
Sales and disposals	-1 361,4
Transfers	-18.4
At the end of the year	5 944,0
D) NET CARRYING VALUE AT THE END OF THE PERIOD	3 192,1

NOTE C: STATEMENT OF FINANCIAL FIXED ASSETS AS AT DECEMBER 31, 2003

ACQUISITION COST	*Amounts in Thousands EUR*
At the end of the preceding period	150,9
Park W liquidation	-5,0
Option France liquidation	-7,6
Cambridge Rent Guarantee	-136,2
At the end of the year	2,0

NOTE D: ANALYSIS OF THE CAPITAL AS AT DECEMBER 31, 2003

CAPITAL	*Amounts in Thousands EUR*	*Number of Shares*
Issued capital		
At end of preceding period	4 881,0	8 218 985
Capital increase/Bonds conversion	629,1	1 066 246
Total	5 510,1	9 285 231

NOTE E: ANALYSIS OF DEBT AS AT DECEMBER 31, 2003

Amounts in Thousands EUR	*Maximum 1 year*	*Between 1 & 5 years*
Analysis of debts with an original maturity of over one year, by remaining maturity	407,2	620,9

NOTE F: STATE OF PERSONNEL CHARGES AS AT DECEMBER 31, 2003

	2003	2002	2001
1. STAFF INCLUDED ON THE STAFF REGISTER			
a) Total number of people registered at year-end	157	153	158
b) Average number of people registered in full-time equivalent	156	157	159
2. PERSONNEL CHARGES			*in 000 EUR*
a) Remuneration and direct benefits	5 690,0	5 987,9	5 791,2
b) Employer's contributions for social security	1 329,0	1 338,4	1 211,7
c) Other personnel charges	376,3	221,3	383,8

RECONCILIATION OF NET RESULT AND
ACCORDING TO BELGIAN AND US GAAP

As the accounts of Option NV are kept in accordance with accounting principles generally accepted in Belgium (Belgian GAAP), adjustments had to be made to conform to US GAAP. As this translation of the financial statements did result in differences in Net Profit/Loss, a full reconciliation is presented.

Most important is the provision for deferred taxes. As Option NV has tax recoverable losses, a deferred tax asset was accounted for. Because of the decision in 2002 to decrease the Belgian tax rate from 40,17% to 33,99%, the Company has reduced deferred taxes related to the Belgian losses for 1 284,8k EUR during that year. In 2003, due to the positive results the Company was able to reduce on a year over year basis its deferred tax asset by an amount of EUR 0,3 million benefiting as well as from its own group structure.

During the last quarter of 2003, the Company finalized the conversion of subordinated bonds. Under US GAAP, the company accounted for the net proceeds in equity and cash. For Belgian GAAP, the gross proceeds where accounted for under equity, whilst the commission of EUR 35,1k was recorded under expenses and net proceeds under cash.

In the past Direct Costing was applied, but as of Q4, 2001, the decision was taken to go for Full Cost Absorption. This USGAAP change in accounting policy has an impact on the P&L as the overhead cost is taken out of the Operating Expenses. It also has an impact on the Balance Sheet as the value of the stock increases with the same amount.

	2003	2002	2001
Net result according to Belgian GAAP	**6 000,3**	**-8 069,7**	**-14 214,4**
deferred taxes (P&L)	-344,9	1 214,4	4 064,6
commission private placement	35,1	15,9	100,6
Paid-in capital	-8,0		
Full Absorption Cost - Production	-102,6	-232,0	409,2
Net result according to US GAAP	**5 579,9**	**-7 071,4**	**-9 640,0**

Equity according to Belgian GAAP	**10 205,8**	**-2 122,9**	**3 824,7**
deferred taxes	-344,9	1 214,4	4 064,6
US GAAP Prior Year adjustments - deferred tax	9 214,4	8 000,0	3 935,4
US GAAP Prior Year adjustments - full absorbtion cost	177,2	409,2	0,0
Full Absorption Cost - Production	-102,6	-232,0	409,2
Equity according to US GAAP	**19 150,0**	**7 268,7**	**12 233,9**

STATUTORY AUDITOR'S REPORT

STATUTORY AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS (BELGIAN GAAP) FOR THE YEAR ENDED DECEMBER 31, 2003 TO THE SHAREHOLDERS' MEETING OF THE COMPANY OPTION NV

To the Shareholders,

In accordance with legal and statutory requirements, we are pleased to report to you on our audit assignment which you have entrusted to us.

We have audited the consolidated financial statements as of and for the year ended December 31, 2003, which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR 23 838 (000) and an income statement resulting in a consolidated profit for the year of EUR 6 000 (000) We have also examined the consolidated Directors' report.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement taking into account the legal and statutory requirements applicable to consolidated financial statements in Belgium.

In accordance with these standards, we considered the group's administrative and accounting organization of your company as well as its internal control procedures. We have obtained explanations and information required for our audit. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing accounting policies used, the basis for consolidation and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements *give a fair and true* view of the group's assets, liabilities, consolidated financial position as of December 31, 2003, and the consolidated results of its operations for the year then ended, and the information given in the notes to the consolidated financial statements is adequate.

Additional certifications

We supplement our report with the following certifications (and information) which do not modify our audit opinion on the consolidated financial statements:

- *The consolidated directors' report for the year ended December 31, 2003 contains* the information required by the Companies Code and is consistent with the consolidated financial statements.
- Without prejudice to certain formal aspects of minor importance, the accounting *records are kept* and *the financial statements have been prepared in accordance* with the applicable Belgian legal and regulatory requirements.

Brussels, March 12, 2004
The Statutory Auditor,

DELOITTE & TOUCHE
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Leo Van Steenberge

STATUTORY BALANCE SHEET OPTION NV

BELGIAN GAAP

NOTE A: AUDITED 2003 FINANCIAL STATEMENTS

In accordance with article 105 of the Company Code, the current Annual Report offers a version of the statutory annual account of Option NV.

The Company Auditor has signed a statement of unqualified approval of the statutory annual account of Option NV.

Abridged balance sheet (According to Belgian Accounting Standards)

December 31 - 000 EUR	*2003*	*2002*
Assets		
Fixed assets	13 761,9	17 460,2
Intangible assets	1 859,7	1 758,4
Tangible assets	2 643,9	1 289,8
Financial assets	9 258,3	14 412,1
Current assets	8 293,3	5 625,3
Accounts receivable after one year	0,0	0,0
Stocks and contracts in progress	429,8	529,0
Accounts receivable within one year	2 404,5	3 342,3
Cash & cash investments	4 702,3	965,3
Deferred charges and accrued income	756,7	788,7
Total Assets	**22 055,2**	**23 085,5**
Liabilities		
Capital and reserves	16 448,7	11 170,8
Capital	5 510,1	4 881,0
Share Premium	35 693,9	29 992,2
Reserves	0,0	0,0
Profit/(loss) carried forward	-24 755,3	-23 702,4
Investment grants	0,0	0,0
Provisions and deferred taxation	0,0	0,0
Provisions for liabilities and charges	0,0	0,0
Creditors	5 606,5	11 914,8
Subordinated loan	221,7	6 330,8
Accounts payable after more than one year	399,2	0,0
Accounts payable within one year	3 045,9	4 487,4
Accrued charges and deferred income	1 939,7	1 096,6
Total Liabilities	**22 055,2**	**23 085,5**

STATUTORY PROFIT AND LOSS OPTION NV

BELGIAN GAAP

Abridged profit and loss account (According to Belgian Accounting Standards)

December 31 - 000 EUR	2003	2002
I. Revenues	16 867,5	10 349,5
Turnover	11 077,9	10 394,0
Increase (decrease) in stocks of finished goods, work and contracts in progress	-59,9	-266,5
Other operating income	5 849,5	222,1
II. Operating charges	-17 409,9	-16 399,9
Raw materials, consumables and goods for resale	2 331,5	4 422,3
Services and other goods	7 870,2	5 691,1
Remuneration, social security costs and pensions	4 813,6	4 339,7
Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	2 045,2	1 897,6
Increase, decrease in amounts written off stocks, Contracts in progress and trade debtors	292,8	7,1
Provision for contingencies	0,0	0,0
Other operating charges	56,6	42,0
III. Operating profit/(loss)	-542,3	-6 050,4
IV. Financial income	957,9	1 489,8
V. Financial charges	-1 463,1	-1 591,0
VI. Profit/(loss) on ordinary activities before taxes	-1 047,5	-6 151,7
VII. Extraordinary income	0,0	0,0
VIII. Extraordinary charges	-5,4	0,0
IX. Profit/(loss) for the period before taxes	-1 052,9	-6 151,7
XI. Profit/(loss) for the period	-1 052,9	-6 151,7
XIII. Profit/(loss) for the period available for appropriation	-1 052,9	-6 151,7

Abridged appropriation account (According to Belgian Accounting Standards)

December 31 - 000 EUR	2003	2002
Profit/(loss) to be appropriated	-24 755,3	-23 702,4
Profit/(loss) for the period available for appropriation	-1 052,9	-6 151,7
Profit/(loss) carried forward from previous year	-23 702,4	-17 550,8

VALUATION RULES OPTION NV

NOTE 8: VALUATION RULES

Formation expenses

Formation expenses are charged against income except for costs capitalized.

Intangible assets

Patents, licenses and software are linearly depreciated at rates of 20% to 50%.

Plant, machinery and equipment

Lab equipment, test equipment and computer equipment are linearly depreciated at rates of 20% to 50%. Test equipment (under lease) is linearly depreciated at a rate between 10% and 50%.

Vehicles

Vehicles are linearly depreciated at rate of 20%.

Office Furniture

Office furniture and equipment are linearly depreciated at rates of 10% to 33,3%. Leased office equipment is linearly depreciated at rates between 20% and 50%.

Financial assets

During the financial period investments are not revalued.

Stocks

Stocks (raw materials, consumables, work in progress, finished goods and goods for resale) are valued at acquisition cost determined according to the fifo-method or by the lower market value.

Products

The products are valued at costs that only directly attribute.

Contracts in progress

Contracts in progress are valued at production cost.

Debts

Liabilities do not include long-term debts, bearing no interests or at a unusual low interest.

Foreign currencies

Debts, liabilities and commitments denominated in foreign currencies are translated using the exchange rate of December 31, 2003. Transactions are converted at the daily exchange rate.

Exchange differences have been disclosed in the annual accounts as follows:

- Positive exchange results in box IV. of the profit and loss account:
- Negative exchange results in box V. of the profit and loss account.

EXPLANATORY NOTES OPTION NV

NOTE C: EXPLANATORY NOTES

Participating interests

The following participations in subsidiary enterprises are retained with mention of the number of registered rights and percentage of ownership:

	Shares Held by Company (by Number)	% Held by Company	% Held by Subsidiaries
Option Germany - Adelsried (D)	1	100%	0%
Option Wireless - Cork (IRL)	2 000 000	100%	0%

Statement of Capital

	Amounts (in EUR)	Number of shares
Issued capital		
At the end of the preceding period	4 880 997.34	
December 30, 2003 conversion subordinated bonds	629 085,00	1 066 246
At the end of the period	5 510 082.34	
Structure of the capital		
Different categories of shares		
Registered shares and bearer shares	5 510 082.34	9 285 231
Registered		5 960
Bearer		9 279 271

Commitments to issue shares as per December 31, 2003		
Following the exercising of subscription rights	*Amounts (in EUR)*	*Number of shares*
number of outstanding subscription rights		452 435
amount of capital to be issued	268 485.95	
maximum number of shares to be issued		452 435

Authorised capital

On December 31, 2003 the authorized (but non-issued) capital amounted to EUR 4 517 756,22

STATUTORY AUDITOR'S REPORT OPTION NV

REPORT OF THE STATUTORY AUDITOR FOR THE YEAR ENDED DECEMBER 31, 2003 TO THE SHAREHOLDERS' MEETING OF THE COMPANY OPTION NV

To the Shareholders,

In accordance with the legal and statutory requirements, we report on our audit assignment which you have entrusted to us.

We have examined the annual accounts for the year ended December 31, 2003, which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of eur 22 055 (000) and an income statement resulting in a loss for the year of EUR 1 053 (000). In addition, as required by the Companies Code, we have performed specific additional audit procedures.

Unqualified audit opinion on the financial statements

Our examination has been conducted in accordance with the auditing standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement and are in compliance with the Belgian legal and regulatory requirements.

In accordance with these standards we have taken into account the administrative and accounting organization of your company as well as the procedures of internal control. The responsible officers of the Company have clearly replied to all our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts included in the financial statements. We have assessed the accounting policies used, the significant estimates made by the company and the overall presentation of the annual accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the legal and regulatory requirements that govern them, the annual accounts present fairly the financial position of the Company as of December 31, 2003, and the results of its operations for the year then ended and the supplementary information given in the notes is adequate.

Additional certifications

We supplement our report with the following certifications which do not impact on our audit opinion on the financial statements:

- The directors' report includes the information required by the Companies Code and is in accordance with the financial statements.
- The annual accounts have been prepared under the assumption that the activities will be continued, this notwithstanding the losses incurred during the bookyear ended December 31, 2003 and the previous bookyears. Those losses are influencing the financial situation of the Company. We hereby refer to the report of the Board of Directors.
- Without prejudice to certain formal aspects of minor importance, the accounting records are kept and the financial statements have been prepared in accordance with the applicable Belgian legal and regulatory requirements.
- In the course of our examination, no transaction or decision in violation with the articles of Association of the Company or the Companies Code came to our attention. The appropriation of the results proposed to the General Meeting is in accordance with legal and statutory requirements.

Brussels, March 12, 2004
The Statutory Auditor,

DELOITTE & TOUCHE
Reviseurs d'Entreprises SC s.f.d. SCRL
Represented by Leo Van Steenberge

FINANCIAL CALENDAR & INFORMATION

Option intends to release its quarterly information in 2004 on the following dates – before market hours:

1Q Results	Tuesday May 4, 2004
2Q Results	Tuesday August 3, 2004
3Q Results	Tuesday October 28, 2004
General Meeting of Shareholders 2003	Wednesday March 31, 2004 at 10 AM
General Meeting of Shareholders 2004	planned on Thursday March 31, 2005 at 10 AM

For clarification concerning the information contained in this annual report or for information about Option NV, please contact:

Frederic Convent

Chief Financial Officer & General Counsel

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

T +32 (0)16 31 74 11

F +32 (0)16 20 71 64

investor@option.com

INFORMATION SHEET BY END 2003

Name	Option N.V.
Form	Limited Company as per Belgian Law
Address	Kolonel Begaultlaan 45 | B - 3012 Leuven
Phone	+32(0)16 317 411
Fax	+32(0)16 207 164
E-mail	investor@option.com
Website	www.option.com
Reg. N. Leuven	68 114
V.A.T.	BE 429 375 448
Establishment Date	July 3rd, 1986
Duration	Indefinite duration
Auditor	Deloitte-Auditors represented by Leo Van Steenberge
Financial Year Closing	December 31st
Capital	5 510 082,34 EUR
Number of shares	9 285 231
Annual Meeting	Last business day of March
Listing	Euronext-continumarkt-ticker OPTI
Deposit Bank	Fortis
Liquidity Service	Bank Degroof
Member of index	Next Economy  NE
Other Labels	Ethibel  ETHIBEL

LANGUAGE OF THIS ANNUAL REPORT

Pursuant to Belgian Law, Option is required to prepare its Annual Report in Dutch. Option has also made an English language translation of this Annual Report. In case of differences in interpretation between the English en Dutch versions of the Annual Report, the original English version shall prevail. Option has verified and is responsible for the translation and the conformity of the Dutch- and English-language versions.

AVAILABILITY OF THE ANNUAL REPORT

The Annual Report is available to the public free of charge upon request to:

Option N.V.
Attention Investor Relations
Kolonel Begaultlaan 45
3012 Leuven, Belgium
phone +32(0)16 317 411
fax +32(0)16 207 164
e-mail investor@option.com

An electronic version of the Annual Report is also available, for information purposes only, via the internet on the website of Option (address: www.option.com). Only the printed Annual Report, published in Belgium in accordance with the applicable rules and legislation is legally valid, and Option takes no responsibility for the accuracy or correctness of the Annual Report available via the Internet. Other information on the website of Option or on any other website, does not form part of this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, including, without limitation, statements containing the words "believes", "anticipates", "expects", "intends", "plans", "seeks", "estimates", "may", "will", and "continue" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors wich might cause the actual results, financial condition, performance or achievements of Option, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the public is cautioned not to place any undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Annual Report. Option expressly disclaims any obligation to update any such forward-looking statements in this Annual Report to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on wich any such statement is based, unless such statement is required pursuant to applicable laws and regulations.

Report of the Board of Directors for the Financial Year Ended on December 31, 2003

[See 2003 Annual Report]

Report of the Statutory Auditor for the Financial Year Ended on December 31, 2003

[See 2003 Annual Report]

Annual Statutory Accounts for the Financial Year Ended December 31, 2003 and Allocation of Results (Belgian GAAP)

[See 2003 Annual Report]

Annual Consolidated Accounts and Consolidated Reports For the Financial Year Ended on December 31, 2003 (Belgian GAAP)

[See 2003 Annual Report]